Mail Stop 6010

      March 13, 2006



VIA U.S. MAIL AND FAX (408) 262-8150

Mr. Michael Healy
Chief Financial Officer
Genesis Microchip Incorporated
2150 Gold Street
P.O. Box 2150
Alviso, California 95002

	Re:	Genesis Microchip Incorporated
		Form 10-K for the year ended March 31, 2005
		Filed June 9, 2005
		File No. 000-33477


Dear Mr. Healy:

      We have reviewed your response filed February 21, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended March 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 14

Results of Operations, page 18

Operating Expenses, page 19

1. Please refer to our prior comment 1 from our February 8, 2006 letter. We continue to believe that the presentation and discussion of the following line items represent non-GAAP financial measures as defined by Item 10(e)(2) of Regulation S-K:

* Research and development expenses excluding stock-based compensation expense.

* Selling, general and administrative expenses excluding stock-based compensation expense.

We base our belief on the fact that these measures are numerical measures of your historical financial performance that exclude the amount of your stock based compensation which is included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of operations (i.e., research and development expenses and selling, general and administrative expenses). For each non-GAAP financial measure filed you must comply with Item 10(e) of Regulation S-K and SAB Topic 14(G). Please also see Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures - June, 2003.

2. In addition, we continue to believe that you should provide an analysis of your U.S. GAAP statements of operations. Please note that under the instructions to Item 303(a) it states that your discussion should be of the financial statements and cover the three year period covered by those statements. Item 10(e) states that you must present with equal or greater prominence the most directly comparable measure calculated and presented in accordance with GAAP.

3. Please note that Release 33-8350 provides guidance regarding MD&A disclosure and did not create new legal requirements or modify existing legal requirements such as Item 303 or 10(e) of Regulation
S-K. Whether an item may, or indeed must, be discussed in MD&A is a different question from whether it may be eliminated or adjusted in connection with a non-GAAP financial measure. Please refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

4. Please provide us with a sample of any changes you plan to make to your disclosure in response to our comments.

Form 10-Q for the period ended December 31, 2005

Financial Statements

Note 5. Inventories, page 7

5. We note that your rollforward of the inventory obsolescence reserve includes increases and decreases to cost of revenues. Please confirm to us that you write down your inventory to the lower of cost or market, creating a new cost basis that cannot subsequently be marked up based on changes in underlying facts and circumstances. See
ARB 43 and SAB Topic 5-BB.

Form 8-K dated May 4, 2005

6. Please refer to prior comment 4 from our February 8, 2006 letter.
Your proposed revised disclosures related to the non-GAAP measures do not include all of the disclosures required by Regulation G and paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June
13, 2003. In addition, while there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of
Regulation S-K would not permit the use of the non-GAAP financial measure and similar considerations may apply under Item 12 of Form 8-
K. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:

* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

* the economic substance behind management`s decision to use such a measure;

* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

7. Under Regulation G, you must accompany each non-GAAP financial measure with the following:

* a presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted
Accounting Principles (GAAP); and

* a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP.

This applies to every amount that you present as a non-GAAP measure
(including every numerical amount and ratio and amount per share or shares) included in your presentation of non-GAAP consolidated statements of operations.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.



								Sincerely,



								Kate Tillan
								Assistant Chief Accountant
Mr. Michael Healy
Genesis Microchip Incorporated
March 13, 2006
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